September 27, 2010

VIA EDGAR AND OVERNIGHT

Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	AlphaMetrix Managed Futures III LLC (the “Registrant”)
Amendment No. 1 to Registration Statement on Form 10
Filed May 28, 2010
File No. 000-53864

Dear Ms. Barros:

We thank you for your comment letter of June 25, 2010 relating to Amendment No. 1 to the Registrant’s Form 10 filed on May 28, 2010.  We enclose herewith clean and redlined courtesy copies of the Registrant’s Amendment No. 2 as filed today via EDGAR.  For your convenience, the comments included in your June 25, 2010 letter are set forth verbatim below, together with the Registrant’s responses thereto.

General

1.
We note that your Form 10 indicates that you are registering the units of the AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series).  The name of the registrant on the cover page of the Form 10 and on the signature page state that the registrant is AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series), the series.  In addition, on page 2, you state that the WC Diversified Series is the registrant under this Form 10.  Your Certificate of Formation, however, indicates that the legal entity formed is AlphaMetrix Managed Futures III LLC and not the series AlphaMetrix Managed Futures III LLC (AlphaMetrix WC Diversified Series).  Even though a series of beneficial units may represent interests in a separate or discrete set of assets - and not in the entity as a whole - unless the series is a separate legal entity, it cannot be a registrant for Exchange Act purposes.  See Securities Act Section Compliance & Disclosure Interpretation Question 104.01 and tell us why you have named the series as the registrant.

We have amended the cover, the signature page, and Item 1 of the Form 10 to name AlphaMetrix Managed Futures III LLC as the registrant.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Ms. Barros
September 27, 2010

2.
We note that Winton’s principals are David W. Harding, Martin J. Hunt, Anthony H. Daniell, Gurpreet Jauhal, Matthew Beddall, Rajeev Patel and Osman Murgian.  Please revise to explain in detail who makes the trading decisions for the Diversified Portfolio.  Please specifically identify the Winton individuals and describe their backgrounds, experience and prior performance.  Please also disclose the names of the members of Winton’s Investment Committee as well as any other persons that will be making trading decisions.

The principals of Winton that make trading decisions for AlphaMetrix WC Diversified Series of the Registrant (the “Series”) are David Harding and Matthew Beddall.  “The Trading Advisor” Section of the Form 10 has been revised to disclose this fact and provide information on the background and experience of these individuals.  We do not believe that prior performance of these individuals is required by Item 1 of Form 10 or Item 101 of Regulation S-K and therefore have not included such performance.  The Investment Committee referenced is not responsible for making the trading decisions for the Diversified Portfolio.  Instead, this committee, which is comprised of Mr. Beddall, Mr. Harding, and Peter Jauhal, along with all senior heads of Winton’s research team, meets monthly to conduct peer reviews of the research performed by the various research teams of Winton.  Accordingly, we have not amended the Form 10 to disclose the biographical information for  Mr. Jauhal and the other committee members.

3.	Please briefly describe under what circumstances the WC Diversified Series can be terminated or dissolved under the terms of the limited liability company agreement.

We have amended “The Trading Advisor” Section of the Form 10 to discuss the termination provisions of the limited liability company agreement.

(a) General development of business, page 2

4.
We note your response to comment 10 in our letter dated January 27, 2010 and your revised disclosure that WC Diversified Series’ expenses are not expected to exceed 5.19% of the assets of the WC Diversified Series although this amount may vary substantially based upon the expenses of the WC Diversified Series.  Please revise your disclosure to explain what you mean by “vary substantially.” Please disclose any cap on the expenses or disclose that there is none.

We have amended the Form 10 to delete the reference to the expected level of expenses of the Series, which we do not believe is necessary.  The fees and expenses of the Series are described in detail under the heading “Financial Terms” in Item 1(c) of the Form 10.

 (b) Narrative description of business page 5

General, page 5

5.
Please explain the Sharpe ratio and its function in greater detail.  Please also explain in greater detail the Diversified Program’s goal of combining highly liquid financial instruments offering positive but low Sharpe ratios and generally low correlation over the long term to other markets such as equities and fixed income.

Ms. Barros
September 27, 2010

The “General — Investment Objective” section of Item 1(c) of the Form 10 has been amended to explain these concepts in greater detail.

6.	Please define what constitutes a “certain range of risk” with respect to how long or short the portfolio should be to maximize profit.

In response to this comment, the “General — Description of the Trading System” section of Form 10 has been amended as follows:  “The Trading Advisor seeks to control risk both on an individual market level and on a portfolio level.  The risk target on a portfolio level is a 10% annualized standard deviation.  The risk on an individual market level will vary according to the perceived profit opportunities of the trading system.  This individual market risk will fluctuate around a long term average that has been set according to both liquidity and diversification criteria.”

An Emphasis on Managing Risk, page 8

7.
We note your disclosure that Winton may engage in investment strategies not described herein that it considers appropriate.  Please provide some examples of the investment strategies not described in the Form 10 that Winton may engage in that it considers appropriate.

We have amended the “Emphasis on Managing Risk — Use of Stress Testing” section to provide examples of additional appropriate strategies in which Winton may engage.

The Trading Advisor, page 11

8.	Please revise your disclosure to clarify, if true, that the Trading Advisor is not a registered investment adviser.

The Trading Advisor is not registered with the SEC as an investment adviser.  The “Trading Advisor” Section of the Form 10 has been amended to include this disclosure.

Net Asset Value, page 17

9.
You disclose that if a contract or option cannot be liquidated on the day with respect to which Net Asset Value is being determined, the basis for determining the liquidating value of such contract or option shall be such value as the Sponsor may deem fair and reasonable.  Please describe the process by which the Sponsor will determine a fair and reasonable value for NAV.

In response to this comment, the “Net Asset Value” section of the Form 10 has been expanded to include the following disclosure:  “The process used to estimate a fair value for an investment may include a single technique or, where appropriate, multiple valuation techniques, and may

Ms. Barros
September 27, 2010

include (without limitation and in the discretion of the Sponsor) the consideration of one or more of the following factors (to the extent relevant): the cost of the investment to the WC Diversified Series, a review of comparable sales (if any), a discounted cash flow analysis, an analysis of cash flow multiples, a review of third-party appraisals, other material developments in the investment (even if subsequent to the valuation date) and other factors.”

10.
You disclose that the Sponsor is authorized to make all Net Asset Value determinations and calculation “on the basis of estimated numbers.”  Please explain what this means.  Please also explain how differences between estimated and final numbers are reflected in the accounting period when such differences are determined.

Certain numbers that affect Net Asset Value calculations may be estimates, and in such cases, the Sponsor’s Net Asset Value determinations will also be estimates.  For example, AlphaMetrix may have to estimate interest income for the fund if the month-end numbers are prepared before interest is posted by the bank or broker.  In such a case, the Sponsor’s Net Asset Value determinations and calculations will be an estimate.  The following month, the estimate would be adjusted based on the actual results and a new estimate would be prepared for that month.  Typically, these estimate-to-final adjustments are immaterial to the fund’s performance as a whole.  The “Net Asset Value” section of the Form 10 has been revised accordingly.

Regulation, page 26

11.
Please expand your disclosure to describe position limits that the CFTC imposes on agricultural products and those that may be imposed on energy commodities.  Describe in greater detail any additional position limits imposed by the exchanges.  Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice.  Discuss how such limits would impact your trading strategy, if at all.

This section of the Form 10 has been amended to discuss CFTC position limits and pending legislation.

Conflicts of Interest, page 26

12.
Please describe the process for resolving conflicts of interest among other funds or accounts sponsored by the Sponsor as well as among other clients and business activities of the Trading Advisor.  Please disclose any recent conflicts and how they were resolved.

The Form 10 has been amended to disclose that no formal policies or procedures have been adopted by the Sponsor to resolve these conflicts.  Additionally, the Form 10 has been amended to disclose that the Trading Advisor will use its reasonable efforts to resolve certain conflicts of interest.  We do not believe that Item 1 of Form 10 or Item 101(c) of Regulation S-K require a specific discussion of conflicts that may have arisen in connection with the operation of the Series.  Accordingly, we have not included such a discussion.

Ms. Barros
September 27, 2010

13.
We note your response to comment 28 in our letter dated January 27, 2010 and your revised disclosure that in the past certain affiliates of the Sponsor have provided services for the Series.  Please describe what services the affiliates of the Sponsor have provided for the Series in the past.  We note that the WC Diversified Series is the initial Series.

The Series is newly-formed and no services have yet been provided thereto by affiliates of the Sponsor.  The Form 10 has been revised to correct this misstatement.

Other Funds or Accounts Sponsored by the Sponsor, page 27

14.
We note your response to comment 29 in our letter dated January 27, 2010.  Please provide the names of the largest other speculatively traded funds sponsored by the Sponsor.  Please also describe the types of other funds and main features of the funds sponsored by the Sponsor.

The other commodity pools for which the Sponsor serves as sponsor are privately offered funds separate and apart from the Registrant.  Their names are not relevant to an understanding of the Registrant’s business or financial condition or the discussion in which their existence is referenced.  The “Other Funds or Accounts Sponsored by the Sponsor” Section discloses that they are privately offered, speculatively traded commodity pools advised by advisors other than the Trading Advisor.  This section also further discloses that these pools may compete with or take positions opposite the Series, that the Sponsor does not attempt to ensure any consistency of trading results across the pools for which it serves as sponsor and that it has not undertaken to devote any particular amount of its business time or resources to the management of any of the pools for which it serves as Sponsor, including the Series.  In light of the private nature of these funds, we believe that the existing disclosure adequately addresses the Staff’s concerns resulting in this comment.

Other Clients and Business Activities of the Trading Advisor, page 28

15.	Please describe the number and types of other accounts for which Winton serves as the trading advisor.

The Form 10 has been amended to include the requested description.

Item 5. Directors and Executive Officers, page 31

16.
Please provide the disclosure required by Items 401 and 403 of Regulation S-K for the executive officers and directors of the Sponsor.  Please refer to the definitions of “director” and “executive officer” in Rule 405 of the Securities Act.

As disclosed in Item 5(a) and (b), Registrant does not have any directors or executive officers and is managed by the Sponsor in its capacity as the manager of a limited liability company.  Neither the principals of the Sponsor nor any employee of the Sponsor serves the Registrant in a capacity that is functionally similar to the role of director or executive officer of a typical

Ms. Barros
September 27, 2010

operating entity or investment vehicle with a corporate governance structure.  It is, in fact, the Sponsor, itself a legally-recognized entity, that serves that role on behalf of the Registrant, and the natural person employees of the Sponsor effecting the decisions of the Sponsor on behalf of the Registrant do so as agents of the Sponsor, not agents of the Registrant, and their authority to so act flows from the Sponsor, not the Registrant.  For example, under Registrant’s limited liability company agreement, the Members may remove the Sponsor as sponsor but have no authority to dictate which employees of the Sponsor represent the Sponsor when acting as sponsor of Registrant and certainly have no authority to dictate who manages the Sponsor.

While we do not believe that information on the directors and executive officers of the Sponsor is required under Item 5 of Form 10 or Item 401 of Regulation S-K, in many cases we have chosen to furnish information on the Sponsor’s principals that is equivalent to that which would be required for directors and executive officers of the Registrant, if it had directors or executive officers.  We have chosen to include this disclosure where we believe it is relevant to an understanding of the operation of the Registrant.  However, where we believe that information specified in Item 401 of Regulation S-K with respect to directors and executive officers is not relevant to such an understanding, or in fact might cause confusion, we have not included it.  For example, as amended effective February 28, 2010, Regulation S-K 401(e) contains the requirement that “when an executive officer or person named in response to paragraph (c) of Item 401 has been employed by the registrant or a subsidiary of the registrant for less than five years, a brief explanation shall be included as to the nature of the responsibility undertaken by the individual in prior positions to provide adequate disclosure of his or her prior business experience….”  We understand that the Staff may be viewing principals of the Sponsor as executive officers of the Registrant, rather than seeking any disclosures as to the experience and qualifications of the Sponsor’s principals to serve as executive officers of the Sponsor, because the Sponsor is not a registrant and therefore no such disclosure is required by Item 401(e).

The persons making policy and management decisions for the Sponsor are its principals — Mr. Kins, Mr. Zarr, Mr. Brown, Mr. Talarico and Ms. Kregor — and the important policy goals articulated in the Commission’s Proxy Disclosure Enhancements release (the “Release”)1 of providing investors with more meaningful disclosure to help them in their proxy voting decisions and to help them determine whether a particular director and the entire board composition is an appropriate choice for a given company is not furthered by falsely suggesting that the Sponsor’s principals have been nominated or chosen by anyone to serve as directors or executive officers of Registrant.  That they might be deemed to so serve is an accident of the governance structure of the Sponsor and the governance structure of a passive investment vehicle formed as a limited liability company with no officers or employees in the traditional sense.  As disclosed in Item 1, Registrant was organized to be managed by the Sponsor.

Notwithstanding our belief that the referenced language from Item 401(e) is not applicable to Registrant, in light of Registrant’s governance structure, we have added disclosure designed, in the context of a pooled investment vehicle, to provide information comparable to that found by

1 Proxy Disclosure Enhancements, Securities Act Rel. No. 9089 (Dec. 16, 2009).

Ms. Barros
September 27, 2010

 the Commission to be relevant for companies with directors and executive officers.  The information added to Item 5 of Registrant’s Form 10 is as follows:

“The principals of the Sponsor set policy and make management decisions for the Sponsor, including policy and management decisions affecting the Registrant when the Sponsor is acting in its capacity as manager of the Registrant.  The principals of the Sponsor are Aleks Kins, Dennis R. Zarr, George Brown, Guy Talarico and Karen Kregor.

Among the management skills and attributes common to all principals are their ability to exercise sound business judgment in the performance of their duties and obligations to the Sponsor and its clients, to review critically, evaluate, question and discuss information provided to them regarding the commodity accounts and pools operated by the Sponsor, including the WC Diversified Series, and their businesses and operations, and to interact effectively with the Trading Advisor, as well as with third-party service providers, including administrators and independent registered public accounting firms.  A principal’s ability to perform his duties effectively may have been attained through his educational background or professional training, prior business experience within the managed futures or other investment management industries, including service industries serving the managed futures and investment management industries, academic positions held, experience from service as a board or committee member of investment industry organizations, including self-regulatory organizations, and/or other life experiences.  Set forth below is a brief discussion of the business experience and qualifications of the Sponsor’s principals.”

Item 11: Description of Registrant’s Securities to be Registered, page 34

17.
You disclose that redemptions may be suspended if the Sponsor believes that not suspending redemptions would be “materially adverse” to the continuing Members.  Please provide some examples of what you consider to be materially adverse situations in which the Sponsor would suspend redemptions.  You also disclose that the Sponsor will give notice of any such suspension to all Members in the WC Diversified Series.  Please describe how and when such notice of suspension will be given to Members.  Describe if a notice of suspension will allow investors time to seek partial or complete redemption or if such notice of suspension will immediately suspend all redemptions.

The Form 10 has been amended to provide examples of circumstances which could result in the suspension of redemptions and details regarding the notice of such suspension.  Events that would lead to the suspension of redemptions are by their nature unpredictable, making it extremely unlikely that the Sponsor would be able to give advance notice of a suspension.

*           *           *           *           *

In connection with your letter and the registration statement noted above the Registrant acknowledges the following:

Ms. Barros
September 27, 2010

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Aleks Kins